Exhibit 99.2

POINTS INTERNATIONAL LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of shareholders of POINTS INTERNATIONAL LTD. (the "Corporation") will be held at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, on October 26, 2010, at 9:00 a.m. (Toronto Time) for the following purposes:

1.

to consider and, if deemed appropriate, adopt a special resolution, the text of which is set forth in Schedule A to the accompanying Management Information Circular, approving an amendment to the Corporation's articles of continuance to consolidate its issued and outstanding common shares on the basis of a ratio within the range of one post-consolidation common share for every eight pre-consolidation shares to one post-consolidation common share for every twelve pre- consolidation common shares, with the ratio to be selected and implemented by the Corporation's board of directors in its sole discretion, if at all, at any time prior to October 26, 2011; and

2.

to consider and, if deemed appropriate, adopt an ordinary resolution, the text of which is set forth in Schedule B to the accompanying Management Information Circular, approving an amendment to the Corporation's incentive stock option plan to increase the maximum number of common shares that may be issued thereunder by an additional 4,500,000 to be implemented by the Corporation's board of directors in its sole discretion, if at all, at any time prior to October 26, 2011.

Only shareholders of record at the close of business on September 20, 2010 will be entitled to notice of and to vote at the Meeting.

If your common shares are held in a brokerage account or otherwise through an intermediary you are a non-registered shareholder and a Voting Instruction Form was mailed to you with this package. The Voting Instruction Form contains instructions on how to vote your common shares. If your common shares are held in your own name you are a registered shareholder and are requested to complete, sign, date and return the accompanying form of proxy for use at the Meeting, whether or not you are able to attend personally.

All instruments appointing proxies must arrive no later than 9:00 a.m. (Toronto time) on October 22, 2010, provided however, that the chairman of the meeting may, in his sole discretion, accept proxies delivered to him up to the time when any vote is taken at the meeting or any adjournment thereof, or in accordance with any other manner permitted by law.

DATED at Toronto, Ontario, this 24th day of August, 2010.

By Order of the Board of Directors

Rob MacLean
Chief Executive Officer

POINTS INTERNATIONAL LTD.

MANAGEMENT INFORMATION CIRCULAR

This management information circular (also referred to herein as this "Circular") is furnished in connection with the solicitation by, or on behalf of, the management of Points International Ltd. (the "Corporation" or "Points") of proxies to be used at the special meeting (the "Meeting") of the shareholders of the Corporation to be held at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, on October 26, 2010, at 9:00 a.m. (Toronto Time), or at any adjournment(s) or postponement(s) thereof, for the purposes set out in the accompanying notice of meeting. The Corporation's board of directors (the "Board") has fixed the close of business on September 20, 2010 as the record date (the "Record Date"), being the date for the determination of the shareholders entitled to notice of and to vote at the Meeting, and any adjournment or postponement thereof. Unless otherwise stated, all amounts listed in this Circular are expressed in United States Dollars.

The Meeting has been called for the purposes of considering and voting on special business of the Corporation, including the special resolution (the "Share Consolidation Resolution") approving the amendment to the Corporation's articles of continuance (the "Articles") to consolidate its issued and outstanding common shares (the "Share Consolidation") and the resolution (the "Option Plan Resolution") approving the amendment to the Corporation's incentive stock option plan (the "Option Plan") to increase the maximum number of common shares issuable thereunder.

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE YOUR SHARES FOR THE SHARE CONSOLIDATION RESOLUTION AND THE OPTION PLAN RESOLUTION.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Circular contains or incorporates forward-looking statements within the meaning of the United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements include our beliefs and expectations related to the results of the proposed consolidation of the issued and outstanding common shares of the Corporation. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, the proposed share consolidation may not achieve the desired results. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-20-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this Circular are made as at the date of this circular and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this Circular, whether as a result of new information, future events or otherwise.

BUSINESS OF THE MEETING

SHARE CONSOLIDATION

Shareholders are being asked to consider and, if deemed appropriate, approve as a special resolution the Share Consolidation Resolution, the text of which is set out in Schedule A, approving an amendment to the Corporation's Articles to consolidate its issued and outstanding common shares. If the special resolution is approved, the Board will have the authority, in its sole discretion, to select the exact consolidation ratio, provided that (i) the ratio may be no smaller than one post-consolidation share for every eight pre-consolidation shares and no larger than one post-consolidation share for every twelve pre-consolidation shares, and (ii) the number of pre-consolidation shares in the ratio must be a whole number. Subject to the approval of the Toronto Stock Exchange (the "TSX"), approval of the special resolution by shareholders would give the Board authority to implement the Share Consolidation at any time prior to October 26, 2011. In addition, notwithstanding approval of the proposed Share Consolidation by shareholders, the Board, in its sole discretion, may revoke the special resolution and abandon the Share Consolidation without further approval or action by or prior notice to shareholders.

Reasons for the Share Consolidation

The Board believes that is in the best interests of the Corporation to have the authority to implement the Share Consolidation for the following reasons:

  Greater investor interest – a higher post-consolidation share price could help generate interest in the Corporation among investors. A higher anticipated share price may (i) meet investing guidelines for certain institutional investors and investment funds that are currently prevented under their investing guidelines from investing in the common shares at current price levels and (ii) allow investors to leverage their investment by meeting margin eligibility requirements;

  Potential listing on a major U.S. exchange – a higher post-consolidation share price could help the Corporation meet the initial listing requirements of major exchanges in the Unites States. For example, the Nasdaq Capital Market requires a bid price of at least $4.00 for an initial listing;

  Reduction of shareholder transaction costs – shareholders may benefit from relatively lower trading costs associated with a higher share price. It is likely that many investors pay commissions based on the number of common shares traded when they buy or sell common shares. If the share price were higher, investors may pay lower commissions to trade a fixed dollar amount than they would if the share price were lower;

  Improved trading liquidity – the combination of increased interest from investors, a potential listing on a major U.S. exchange and potentially lower transaction costs could ultimately improve the trading liquidity of the common shares; and

  Meaningful earnings per share – earnings per share would become a more meaningful measure of financial performance for the Corporation.

The Board believes that shareholder approval of a range of potential consolidation ratios (rather than a single consolidation ratio) would provide the Board with maximum flexibility to react to then-current market conditions and achieve the desired results of the Share Consolidation. If the Share Consolidation Resolution is approved, the Share Consolidation would be implemented, if at all, only upon a determination by the Board that it is in the best interests of the Corporation at that time. In connection with any determination to implement a consolidation, the Board will set the timing for such consolidation and select the specific ratio from within the range of ratios set forth in the special resolution. The Board's selection of the specific ratio would be based primarily on the price level of the common shares at that time and the expected stability of that price level. No further action on the part of shareholders would be required in order for the Board to implement the Share Consolidation.

The Board is putting forward the Share Consolidation Resolution and the Option Plan Resolution as mutually desirable components of an overall capital reorganization of the Corporation. At the present time the Board believes that it is in the best interests of the Corporation that both the Share Consolidation and the increase to the maximum number of common shares issuable under the Option Plan be implemented. If only one of the Share Consolidation Resolution or the Option Plan Resolution is approved by shareholders, the Board may determine, in its sole discretion, to not proceed with and abandon the Share Consolidation or Option Plan amendment, as applicable. If the Board considers it desirable, the amendment of the Option Plan may precede the implementation of the Share Consolidation.

If the Board does not implement the Share Consolidation before October 26, 2011, the authority granted by the special resolution to implement the Share Consolidation on these terms would lapse and be of no further force or effect. The special resolution also authorizes the Board to elect not to proceed with, and abandon, the Share Consolidation at any time if it determines, in its sole discretion, to do so. The Board would exercise this right if it determined that the Share Consolidation was no longer in the best interests of the Corporation and its shareholders (and may do so whether or not the Option Plan is amended as described herein). No further approval or action by or prior notice to shareholders would be required in order for the Board to abandon the Share Consolidation.

Certain risks associated with the Share Consolidation

The Corporation's total market capitalization immediately after the proposed consolidation may be lower than immediately before the proposed consolidation.

There are numerous factors and contingencies that could affect the share price following the Share Consolidation, including the status of the market for the common shares at the time, the Corporation's reported results of operations in future periods and general economic, geopolitical, stock market and industry conditions. Accordingly, the market price of the common shares may not be sustainable at the direct arithmetic result of the Share Consolidation and may be lower.

A decline in the market price of the common shares after the Share Consolidation may result in a greater percentage decline than would occur in the absence of a consolidation, and liquidity could be adversely affected following such consolidation.

If the Share Consolidation is implemented and the market price of the common shares declines, the percentage decline may be greater than would occur in the absence of such consolidation. The market price of the common shares will, however, also be based on the Corporation's performance and other factors, which are unrelated to the number of common shares outstanding.

While the Board believes that a higher share price may provide the benefits described above, the Share Consolidation may not result in a share price that will attract institutional investors or investment funds or increase the Corporation's ability to attract and retain employees and other service providers or such share price may not satisfy the investing guidelines of such investors or may not be sufficient to list the shares on a major U.S. exchange. As a result, the liquidity of the common shares may not improve.

Furthermore, the liquidity of the common shares could be adversely affected by the reduced number of common shares that would be outstanding after the Share Consolidation.

The consolidation may result in some shareholders owning "odd lots" of less than 100 common shares on a post-consolidation basis which may be more difficult to sell, or require greater transaction costs per share to sell.

The Share Consolidation may result in some shareholders owning "odd lots" of less than 100 shares on a post-consolidation basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than common shares in "board lots" of even multiples of 100 shares.

No Fractional Shares to be Issued

No fractional common shares will be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional common share upon the Share Consolidation, such fraction will be rounded down to the nearest whole number.

Principal Effects of the Share Consolidation

If approved and implemented, the Share Consolidation will occur simultaneously for all of the common shares and the consolidation ratio will be the same for all of such common shares. The consolidation will affect all shareholders uniformly. Except for any variances attributable to fractional shares, the change in the number of issued and outstanding common shares that will result from the Share Consolidation will cause no change in the capital attributable to the common shares and will not materially affect any shareholders' percentage ownership in the Corporation, even though such ownership will be represented by a smaller number of common shares.

In addition, except for any variances attributable to fractional shares, the Share Consolidation will not affect any shareholder's proportionate voting rights. Each common share outstanding after the Share Consolidation will be entitled to one vote and will be fully paid and non-assessable.

The principal effects of the Share Consolidation will be the following:

  Reduction in number of common shares outstanding – the number of common shares issued and outstanding will be reduced from approximately 149,826,495 common shares (as of the date of this Circular) to between approximately 12,485,541 and 18,728,311, depending on the consolidation ratio selected by the Board;

  Reduction in number of common shares reserved for issuance under Option Plan – the maximum number of common shares reserved for issuance under the Option Plan will be proportionately reduced, based on the consolidation ratio selected by the Board. If both the Share Consolidation Resolution and the Option Plan Resolution are approved at the Meeting, and the Board exercises its discretion to implement both matters, the maximum number of common shares under the Option Plan would first be increased to 22,500,000 before being proportionately reduced, based on the consolidation ratio selected by the Board; and

  Adjustments to outstanding stock options – the exercise price and/or the number of common shares issuable under the Corporation's outstanding stock options will be proportionately adjusted, based on the consolidation ratio selected by the Board, with any fraction rounded down to the next whole number.

Procedure for Implementing the Share Consolidation

If the special resolution is approved by shareholders and the Board decides to implement the Share Consolidation, the Corporation will promptly file articles of amendment with the Director under the Canada Business Corporations Act(the "CBCA") in the form prescribed by the CBCA to amend the Corporation's Articles. The Share Consolidation will become effective on the date shown in the certificate of amendment issued by the Director under the CBCA or such other date indicated in the articles of amendment provided that, in any event, such date will be prior to October 26, 2011. In accordance with the rules of the TSX, a new CUSIP number will be assigned and replacement share certificates will be issued for each such share.

Effect on Share Certificates

If the proposed Share Consolidation is approved by shareholders and implemented, registered shareholders will be required to exchange their share certificates representing pre-consolidation shares for new share certificates representing post-consolidation shares. Following the announcement by the Corporation of the consolidation ratio selected by the Board and the effective date of the Share Consolidation, registered shareholders will be sent a letter of transmittal from the Corporation's transfer agent, Computershare Trust Company of Canada, as soon as practicable after the effective date of the Share Consolidation. The letter of transmittal will contain instructions on how to surrender your certificate(s) representing your pre-consolidation shares to the transfer agent. The transfer agent will forward to each registered shareholder who has sent the required documents a new share certificate representing the number of post-consolidation shares to which the shareholder is entitled.

Until surrendered, each share certificate representing pre-consolidation shares will be deemed for all purposes to represent the number of whole post-consolidation shares, to which the holder is entitled as a result of the Share Consolidation. Shareholders should not destroy any share certificate(s) and should not submit any share certificate(s) until requested to do so.

Effect on Non-registered Shareholders

Non-registered shareholders holding their common shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Share Consolidation than those that will be put in place by the Corporation for registered shareholders. If you hold your common shares with such a bank, broker or other nominee and if you have questions in this regard, you are encouraged to contact your nominee.

No Dissent Rights

Under the CBCA, shareholders do not have dissent and appraisal rights with respect to the proposed Share Consolidation.

Shareholder Approval

To take effect, the Share Consolidation Resolution must be approved by not less than 66.6% of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Meeting. The Board recommends that shareholders vote FOR the Share Consolidation Resolution.

If a shareholder does not specify how their shares are to be voted, the management proxyholders named in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting according to the Board's recommendation noted in the above paragraph.

OPTION PLAN AMENDMENT

Shareholders are being asked to consider and, if deemed appropriate, to approve as an ordinary resolution the Option Plan Resolution, the text of which is set out in Schedule B, approving an amendment to the Corporation's Option Plan to increase the maximum number of common shares issuable thereunder by 4,500,000 (from 18,000,000 to 22,500,000). This increased maximum number equals approximately 15% of the 149,826,495 common shares issued and outstanding as of the date hereof. Subject to the approval of the TSX, approval of the resolution by shareholders would give the Board authority to implement such increase at any time prior to October 26, 2011. In addition, notwithstanding approval of such amendment by shareholders, the Board, in its sole discretion, may revoke the resolution, and abandon the amendment to the Option Plan without further approval or action by or prior notice to shareholders.

Reasons for the Option Plan Amendment

The Board believes that it is in the best interests of the Corporation to have the authority to implement the amendment to the Option Plan for the following reasons:

  Attracting and retaining key personnel – given the competitive employment market that the Corporation operates in, management and the Board believe that the Option Plan amendment is essential to continue to attract and retain those individuals with the skills and abilities necessary to the future success and prosperity of the Corporation; and

  Maintain pool size in accordance with historical limits – historically, the Board has maintained a policy of limiting the number of common shares issued and issuable under the Option Plan to approximately 15% of the outstanding common shares. Currently, the maximum number of common shares issuable under the Option Plan is 18,000,000, representing approximately 12% of the outstanding common shares, and, after giving effect to previous option grants and exercises, there remains (as of the date of this Circular) only 1,979,829 common shares available for further option grants.

The Board is putting forward the Share Consolidation Resolution and the Option Plan as mutually desirable components of an overall capital reorganization of the Corporation. At the present time, the Board believes that it is in the best interests of the Corporation for both the Share Consolidation and the increase to the maximum number of common shares issuable under the Option Plan to be implemented. If both the Option Plan Resolution and the Share Consolidation Resolution are approved at the Meeting, and the Board exercises its discretion to implement both matters, the maximum number of common shares under the Option Plan would first be increased to 22,500,000 before being proportionately reduced in the Share Consolidation, based on the consolidation ratio selected by the Board. If only one of the Share Consolidation Resolution or the Option Plan Resolution is approved by shareholders, the Board may determine, in its sole discretion, to not proceed with and abandon the Share Consolidation or Option Plan amendment, as applicable.

If the Board does not implement the increase to the maximum number of common shares issuable under the Option Plan before October 26, 2011, the authority granted by the resolution would lapse and be of no further force or effect. The resolution also authorizes the Board to elect not to proceed with, and abandon, the amendment to the Option Plan at any time if it determines, in its sole discretion, to do so. The Board would exercise this right if it determined that the amendment to the Option Plan was no longer in the best interests of the Corporation and its shareholders. No further approval or action by or prior notice to shareholders would be required in order for the Board to abandon the amendment to the Option Plan.

Shareholder Approval

To take effect, the Option Plan Resolution must be approved by a majority of the votes cast by shareholders present in person or represented by proxy at the Meeting. The Board recommends that shareholders vote FOR the Option Plan Resolution.

If a shareholder does not specify how their shares are to be voted, the management proxyholders named in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting according to the Board's recommendation noted in the above paragraph.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The objectives of the Corporation's compensation program for the named executive officers (as defined in Form 51-102F6 to National Instrument 51-102 and also referred to herein as the "NEOs") are to: (i) attract, motivate and retain high performing senior executives, (ii) align the interests of the NEOs with those of the Corporation's shareholders, (iii) establish an objective connection between NEO compensation and the Corporation's financial and business performance, and (iv) incent the NEOs to continuously improve operations and execute on corporate strategy. The NEO compensation program is therefore designed to reward the NEOs for: (i) increasing shareholder value, (ii) achieving corporate performance that meets pre-defined objective criteria, and (iii) improving operations and executing on corporate strategy.

The NEO compensation program consists of three components: (i) base salary, (ii) short-term incentives, and (iii) long-term incentives. Each component has a different function, as described below, but all elements work together to reward the NEOs appropriately for personal and corporate performance.

Base Salary

Base salaries are considered an essential element in attracting and retaining the Corporation's senior executives and rewarding them for corporate and individual performance. Base salary is determined using the following considerations: (i) the median salary offered for a comparable position at comparable companies, (ii) the Corporation's recent financial and business performance, (iii) recent individual performance, and (iv) retention.

Median salary levels are determined by a benchmarking process that utilizes survey data provided by a reputable and experienced consulting firm. In performing the benchmarking, the Corporation considers survey data for high technology companies in the Greater Toronto Area with comparable numbers of employees and revenues.

Corporate and personal performance is assessed using the same criteria discussed below for the Corporation's short-term incentive plan.

Base salaries are reviewed annually and any increase to the CEO's base salary must be approved by the Human Resources and Corporate Governance Committee. The CEO is responsible for determining and approving any increase in salary for the other NEOs.

Short-Term Incentives

The Corporation's short-term incentive program provides NEOs with the opportunity to receive annual cash bonuses based on individual and corporate performance over the past fiscal year. The bonus program is primarily designed to align the financial interests and personal motivation of the NEOs with the interests of the Corporation which are represented by objective operational and financial goals. The bonus program is also designed to motivate NEOs to achieve personal goals that will benefit the Corporation's operations and its execution of corporate strategy.

For 2009, the short-term incentive program was comprised of two bonus plans: a standard bonus plan that rewarded personal and corporate performance, and a stretch bonus plan that rewarded financial performance over and above the Corporation's revenue targets.

In light of corporate performance, the Human Resources and Corporate Governance Committee determined that no bonuses should be awarded to the NEOs for 2009.

Long-Term Incentives

The Corporation's long-term incentive compensation for NEOs is provided through stock option grants under the Corporation's Option Plan (defined and discussed below under the section "Securities Authorized for Issuance under Equity Compensation Plans"). Participation in the Option Plan is considered to be a critical component of compensation that incents the NEOs to create long-term shareholder value. The Option Plan is also considered to be a critical element in attracting, motivating and retaining senior executives.

Each NEO is eligible for an annual option grant that is approved by the Board, based on the recommendation of the Human Resources and Corporate Governance Committee. The number of stock options granted is based on each NEO's level of responsibility and personal performance. Previous grants of stock options to a NEO are taken into account when considering new grants.

Standard stock option awards under the Option Plan are granted at market value (the volume weighted average trading price of the common shares on the Toronto Stock Exchange for the five consecutive trading days ending immediately on the trading day prior to the grant date), vest in equal parts over three years and expire on the fifth anniversary of the grant date. From time to time, stock option awards are granted with non-standard terms to achieve certain objectives.

Performance Graph

The following graph and table below compares the total cumulative shareholder return for the common shares with the cumulative returns of two TSX indices for the same period, for the five most recently completed financial years, assuming an initial investment in common shares of CDN$100 on December 31, 2004.

NEO compensation increased in a modest fashion from 2005 to 2006 as a result of inflation and growth of the Corporation's operations and revenues. In 2007, the common share price saw significant growth in excess of the small cap and composite TSX indices, and executive compensation was increased to reward the Corporation's performance. In 2008, the common share price saw a significant decline. As a result of the performance in 2008, the NEOs received no increase in base salary for 2009 and significantly reduced bonuses for 2008 performance relative to 2007. In 2009, the common share price remained at a low level and as a result the NEOs received no increase in base salary for 2010 and no bonus for 2009 performance.

Summary Compensation Table

The following table sets forth the total compensation paid in respect of the NEOs for the fiscal years ended on December 31, 2008 and December 31, 2009.

Name, Principal Position	Fiscal Year	Salary[1] ($)	Option-based awards[2] ($)	Annual non- equity incentive plan compensation[3] ($)	Total compensation($)
Robert MacLean, Chief Executive Officer	2009 2008	334,334 358,829	31,842 103,689	Nil 35,873[5]	366,175 498,391
Christopher Barnard, President	2009 2008	241,952 259,679	15,921 51,844	Nil 24,486[5]	257,873 336,009
Anthony Lam, Chief Financial Officer	2009 2008	202,360 217,186	13,798 38,019	Nil 18,136[5]	216,158 273,341
Peter Lockhard, Senior Vice President, Product	2009 2008	211,158 226,629	13,798 44,932	Nil 19,912[5]	224,956 291,473
David Simons,[4] Chief Technology Officer	2009	93,345	33,151	Nil	126,496

Notes:

1.	Salaries are set and paid in Canadian Dollars and were converted in the table above into US Dollars using the average monthly exchange rate for the year in which they were paid.
2.

Grant date fair value was calculated as accounting fair value in accordance with CICA Handbook Section 3870 using the Black Scholes formula with the following criteria: (i) dividend yield of nil, (ii) expected volatility calculated for each grant date based on the common share price performance over the preceding 36 months, (iii) risk free interest rate set using the five year Bank of Canada benchmark rate on the date of grant, and (iv) expected life of the option set at five years. The grant date fair value was calculated in Canadian Dollars and converted to US Dollars at the closing exchange rate in effect on the date of grant.

3.

Bonus amounts for fiscal year performance are paid in the first quarter of the following year. Bonuses are paid in Canadian Dollars and were converted to US Dollars using the average month end closing exchange rate for the fiscal year for which the bonuses were paid. No bonuses were paid to the NEOs for 2009.

4.	Mr. Simons was hired in July of 2009 with an annual salary of CDN$220,000 and received a standard stock option grant of 200,000 options upon hiring.
5.

Target bonus levels for 2008 were reduced for that year only as follows: Mr. MacLean's target bonus was reduced from 80% to 55%, and Messrs. Barnard, Lam and Lockhard's target bonus was reduced from 40% to 33%.

Outstanding Option-Based Awards for the Financial Year Ended December 31, 2009

The following table sets forth all outstanding stock option awards granted to the NEOs as of December 31, 2009. All awards were granted under standard terms unless otherwise noted.

Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option expiration date	Value of unexercised in-the- money options[1] ($)
Robert MacLean	140,000	0.85	May 10, 2010	Nil
	175,000	0.74	May 10, 2011	Nil
	200,000	1.23	May 8, 2012[2]	Nil
	166,500	1.40	May 8, 2012[2]	Nil
	166,500	1.80	May 8, 2012[2]	Nil
	317,000	1.23	May 8, 2012[2]	Nil
	150,000	1.81	May 6, 2013	Nil
	200,000	0.46	February 17, 2014	Nil
Christopher Barnard	80,000	0.85	May 10, 2010	Nil
	75,000	0.74	May 10, 2011	Nil
	75,000	0.90	January 24, 2012	Nil
	134,000	1.23	May 8, 2012[2]	Nil
	166,500	1.40	May 8, 2012[2]	Nil
	166,500	1.80	May 8, 2012[2]	Nil
	283,000	1.23	May 8, 2012[2]	Nil
	75,000	1.81	May 6, 2013	Nil
	100,000	0.46	February 17, 2014	Nil
Anthony Lam	200,000	1.12	May 8, 2012	Nil
	55,000	1.81	May 6, 2013	Nil
	86,667	0.46	February 17, 2014	Nil
David Simons	200,000	0.37	August 21, 2014	4,766
Peter Lockhard	50,000	0.74	May 10, 2011	Nil
	125,000	0.90	January 24, 2012	Nil
	65,000	1.81	May 6, 2013	Nil
	86,667	0.46	February 17, 2014	Nil

Notes:

1.

Based upon the closing price of the common shares on the Toronto Stock Exchange on December 31, 2009 of CDN$0.395 per Common Share and converted into US Dollars at the closing exchange rate on December 31, 2009.

2.

In May of 2007, the Corporation's CEO and President were granted certain non-standard stock option awards. These awards were priced above the market value of the common shares and the vesting of one of the grants was tied to the performance of one of the Corporation's strategic projects.

Incentive Plan Awards – Value Vested or Earned During the Financial Year Ended December 31, 2009

The following table sets forth the value of stock option awards that vested and the non-equity incentive plan compensation earned during December 31, 2009.

Name	Option-based awards – Value vested during the year[1] ($)	Non-equity incentive plan compensation – Value earned during the year[2] ($)
Robert MacLean	Nil	Nil
Christopher Barnard	Nil	Nil
Anthony Lam	Nil	Nil
David Simons	Nil	Nil
Peter Lockhard	Nil	Nil

Notes:

1.

Calculated by multiplying the number of options that vested during the year by the difference between the exercise price and the closing price of the common shares on the Toronto Stock Exchange on the date of vesting. Calculated in Canadian Dollars and converted to US Dollars at the closing exchange rate in effect on the date of vesting of the applicable options.

2.	No bonuses were paid to the NEOs for 2009 performance.

Termination and Change of Control Benefits

In the event the employment of an NEO (other than Mr. Barnard) is terminated by the Corporation without cause and without notice, the Corporation is required to pay the NEO 12 months base salary plus 100% of the potential bonus he is entitled to under the Corporation's standard bonus plan (i.e. 80% of salary for Mr. MacLean and 40% of salary for the other NEOs, other than Mr. Barnard). Upon termination of employment of an NEO (other than Mr. Barnard) by the Corporation for any reason other than cause, the NEO is entitled to continued medical and dental benefits for 12 months and the vesting of all outstanding stock options accelerate by a period of 12 months. All outstanding NEO options vest immediately upon any change of voting control of the Corporation.

In addition, upon a change of control of the Corporation (whether by voting control, control of the board of directors or other change of control transaction), Mr. MacLean has the right to elect to terminate his employment and receive a lump-sum payment equal to 180% of his then current base salary (reflecting 12 months base salary plus 100% of his potential bonus). In addition, Mr. MacLean's outstanding stock options accelerate by a period of 12 months (except where the change of control is a change of voting control, in which case such options vest in full).

In the event that Mr. Barnard's employment is terminated by the Corporation without cause and without notice, the Corporation is required to pay Mr. Barnard a lump-sum payment equal to the greater of 100% of his then current base salary or his entitlement under applicable law. Upon termination of Mr. Barnard's employment by the Corporation for any reason other than cause, all of Mr. Barnard's outstanding stock options vest immediately. In addition, upon a change of control of the Corporation (whether by voting control, control of the board of directors or other change of control transaction), Mr. Barnard has the right to elect to terminate his employment and receive a lump-sum payment equal to the greater of 100% of his then current base salary or his entitlement under applicable law. If Mr. Barnard exercises such right to terminate his employment, all of Mr. Barnard's outstanding stock options vest immediately.

The following table summarizes the estimated incremental compensation to the NEOs triggered by the respective events set forth below. Unless otherwise stated, it is assumed that the event took place on December 31, 2009.

Name	Triggering Event	Total ($)	Severance ($)	Stock Options[1] ($)
Robert MacLean	Term. w/o Cause/Notice Change of Control	601,801 601,801	601,801 601,801	Nil Nil
Christopher Barnard	Term. w/o Cause/Notice Change of Control	241,952 241,952	241,952 241,952	Nil Nil
Anthony Lam	Term. w/o Cause/Notice Change of Control	283,304 Nil	283,304 Nil	Nil Nil
Peter Lockhard	Term. w/o Cause/Notice Change of Control	295,621 Nil	295,621 Nil	Nil Nil
David Simons	Term. w/o Cause/Notice Change of Control	272,576 4,766	272,576 Nil	1,589 4,766

Note:

1.

Calculated for all vested options assuming such options were exercised and sold on December 31, 2009. Based upon the closing price of the common shares on the Toronto Stock Exchange on December 31, 2009 of CDN$0.395 per Common Share and converted into US Dollars at the closing exchange rate on December 31, 2009.

Compensation of Directors During the Financial Year Ended December 31, 2009

Directors who are not also executive officers ("Outside Directors") are paid a retainer and a per meeting fee in accordance with their level of participation:

	Annual Retainer Chair (CDN$)	Annual Retainer Non Chair (CDN$)	Per Meeting Fee (CDN$)
Board of Directors	56,000	22,000	1,250
Audit Committee	18,000	5,900	1,250
Human Resources and Corporate Governance Committee	11,000	3,800	1,250

Outside Director compensation is paid in cash and in stock option grants. Per meeting fees are paid entirely in cash. Annual retainer fees are paid 50% in cash and 50% in stock options under the Option Plan with standard terms (i.e. equal vesting over three years and five year expiration). The option component of the compensation is granted annually in advance during the first quarter of the Corporation's fiscal year. The specific number of options granted is determined through use of a Black Scholes valuation. Outside Directors are reimbursed for reasonable out-of-pocket expenses for attending Board and committee meetings in person.

Director Compensation Table for the Financial Year Ended December 31, 2009

The following table sets forth the compensation paid to or earned by the Outside Directors during the fiscal year ended December 31, 2009.

Name	Fees earned[1] ($)	Option-based awards[2] ($)	Total compensation[3] ($)
Stephen K. Bannon[4]	Nil	Nil	Nil
Bernay Box	17,338	7,639	24,977
Douglas Carty	27,643	16,086	43,730
Bruce Croxon	23,651	10,376	34,027
John Thompson	34,995	15,644	50,639

Notes:

1.

Calculated as the director fees paid for meeting attendance and the cash portion of retainer fees for participation occurring in 2009. Such fees are paid quarterly in arrears in Canadian Dollars and were translated to US Dollars at the average month end exchange rate for the applicable quarter.

2.

Grant date fair value was calculated as accounting fair value in accordance with CICA Handbook Section 3870 calculated using the Black Scholes formula with the same criteria as the NEO grants outlined above. The grant date fair value was calculated in Canadian Dollars and converted to US Dollars at the closing exchange rate in effect on the date of grant.

3.	Does not include reimbursement of out-of-pocket expenses incurred for the purpose of attending Board and committee meetings.
4.	Mr. Bannon agreed not to be paid any retainers or meeting attendance fees for his 2009 Board participation.

Outstanding Director Option-Based Awards for the Financial Year Ended December 31, 2009

The following table sets forth all outstanding stock option awards granted to the Outside Directors as of December 31, 2009. All awards were granted under standard terms unless otherwise noted.

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (Date)	Value of unexercised in-the-money options[1] ($)
Stephen K. Bannon	1,000,000	1.07	February 14, 2012[4]	Nil
	500,000	1.80[2]	February 14, 2012[4]	Nil
Bernay Box	46,089	0.37	August 21, 2014	1,098
Douglas Carty	100,000	1.68	August 14, 2012	Nil
	111,732	0.90	October 9, 2013[2]	Nil
	250,000	0.90	October 9, 2013[3]	Nil
	99,502	0.46	February 17, 2014	Nil
Bruce Croxon	18,017	0.90	October 9, 2013[2]	Nil
	64,179	0.46	February 17, 2014	Nil
John Thompson	100,000	1.68	August 14, 2012	Nil
	108,659	0.90	October 9, 2013[2]	Nil
	125,000	0.90	October 9, 2013[3]	Nil
	96,766	0.46	February 17, 2014	Nil

Notes:

1.	Based upon the closing price of the common shares on the Toronto Stock Exchange on December 31, 2009 of CDN$0.395 per Common Share.
2.	Granted at an exercise price that exceeded the grant date market value.
3.

On October 9, 2008, Messrs. Carty and Thompson were granted an option award in recognition of past service to the Board. These options were granted at an exercise price that exceeded the grant date market value and vest in full when they cease to be a director of the Corporation for any reason.

4.	In connection with Mr. Bannon’s departure from the Board of Directors, these options expired unexercised on August 9, 2010.

Director Incentive Plan Awards – Value Vested or Earned During the Financial Year Ended December 31, 2009

The following table sets forth the value of the stock option awards granted to the Outside Directors that vested during the fiscal year ended December 31, 2009.

Name	Option-based awards – Value vested during the year ($)
Stephen K. Bannon	Nil
Bernay Box	Nil
Douglas Carty	Nil
Bruce Croxon	Nil
John Thompson	Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Plan Category	Number of common shares to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options (CDN$)	Number of common shares remaining available for future issuance under equity compensation plans (#)
Option Plan[1]	9,215,031	1.11	1,972,651

Note:

1.

Table amounts are calculated as of December 31, 2009. The Option Plan was approved by the shareholders of the Corporation. Options issued under the Option Plan are exercisable for common shares of the Corporation in accordance with the terms of the plan.

Summary of the Option Plan

The Corporation maintains the Option Plan to provide certain directors, officers, key employees and service providers ("Participants") with an increased incentive to contribute to the future success and prosperity of the Corporation. The Board and management believe that the Option Plan and the incentive provided thereby is an important tool in enhancing the value of the Corporation for the benefit of all shareholders and increases the ability of the Corporation to attract and retain individuals of exceptional skill.

The maximum number of common shares issuable under the Option Plan is 18,000,000, representing 12% of the currently outstanding common shares. As of the date hereof: (i) 6,817,873 common shares, representing 4.6% of the currently outstanding common shares, have been issued under the Option Plan in respect of exercised options; (ii) the total number of common shares issuable pursuant to outstanding options is 9,202,298, representing 6.1% of the currently outstanding common shares; and (iii) 1,979,829 common shares, representing less than 1.3% of the currently outstanding common shares, are available for grant under the Option Plan.

The number of common shares issuable to insiders, at any time, under the Option Plan and all security-based compensation arrangements of the Corporation, cannot exceed 10% of the issued and outstanding common shares, and the number of common shares issued to insiders, within any one year period, under the Option Plan and all security-based compensation arrangements of the Corporation, cannot exceed ten per cent (10%) of the issued and outstanding common shares. In addition, the number of common shares reserved for options granted to any one person at any time shall not exceed 5% of the outstanding common shares.

The exercise price of options issued under the Option Plan are fixed by the Board at 100% of the "Market Value" or such higher amount as the Board may determine appropriate. "Market Value" is defined as the volume weighted average trading price of the common shares (calculated by dividing the total value by the total volume of common shares traded for the relevant period) on the TSX for the five consecutive trading days ending immediately on the trading day prior to the grant date.

The maximum term of each option granted under the Option Plan is ten years and, in practice, the Board has typically set a five year term. The typical vesting schedule is set so that one third of the option grant vests on each of the first three anniversaries of the option grant date; however, in exceptional circumstances the Board has set different vesting periods or conditions including performance based vesting conditions. Options granted to directors and officers vest immediately upon a change of voting control of the Corporation.

Generally, where an employee is terminated for cause or voluntarily resigns, their options terminate immediately upon the termination of employment. In most other circumstances, a Participant's options will terminate 90 days after ceasing to be an officer, director, employee or service provider. Options may not be assigned or transferred and, except in the case of the death of a Participant, are exercisable only by the Participant.

The Board may discontinue the Option Plan at any time without the consent of the Participants.

The Board may amend the Option Plan or any option outstanding at any time in its absolute discretion without the approval of the shareholders of the Corporation, including but not limited to, to introduce the following:

(a)

a change in the process by which a Participant who wishes to exercise his or her option can do so, including the required form of payment for the common shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered;

(b)	a change to the identity of the Option Plan participants (i.e., the identity of the persons to whom the options are granted or could be granted);

(c)	a change to the termination provisions for the Option Plan or for an option so long as the change does not otherwise contravene any other provision of the Option Plan;

(d)	a change to the terms of the Option Plan relating to the effect of termination, cessation or death of a Participant on the right to exercise options;

(e)	a change to provisions on the transferability of options for normal estate settlement purposes;

(f)	the addition of a cashless exercise feature, payable in cash or securities;

(g)	housekeeping changes (such as a change to correct an immaterial inconsistency, clerical error, omission or a change to update an administrative provision); and

(h)	a change deemed necessary or desirable to comply with applicable law or regulatory requirements.

Notwithstanding the foregoing, the following amendments to the Option Plan or to an option outstanding at any time shall be made only upon requisite approval by the shareholders of the Corporation:

(a)	increasing the number of common shares that can be issued under the Option Plan;

(b)	reducing the strike price of an outstanding option (including a cancellation and re-grant of an option, constituting a reduction of the exercise price of an option);

(c)

amending the Option Plan to permit the grant of an option with an expiry date beyond the maximum term allowed under the Option Plan or amending the applicable period from the expiry date of a blackout period to the expiry date of an option;

(d)	changing the provisions relating to the transferability of options except if the transfer is for normal estate settlement purposes; and

(e)	extending the term of an option held by an insider;

unless the change results from application of the anti-dilution provisions of the Option Plan.

INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES

Aggregate Indebtedness of Current and Former Executive Officers, Directors and Employees($)
Purpose	To the Corporation or its Subsidiaries
Other	40,640

As at the date of this Circular, no director or executive officer of the Corporation (or any associate of such individuals) is indebted to (i) the Corporation or any of its subsidiaries, or (ii) any other entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Corporation is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer or any shareholder holding more than 10% of the voting rights attached to the common shares or any associate or affiliate of any of the foregoing in any transaction in the preceding financial year or any proposed or ongoing transaction of the Corporation which has or will materially affect the Corporation or any of its subsidiaries.

SHAREHOLDER PROPOSALS

Pursuant to section 137 of the CBCA, any notice of a shareholder proposal intended to be raised at the Corporation's next annual meeting must be submitted to the Corporation at its registered office, to the attention of the Secretary, on or before December 31, 2010 to be considered for inclusion in the management information circular to be furnished in connection with the solicitation by, or on behalf of, the management of Points of proxies to be used at the next annual meeting.

It is the position of the Corporation that shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

GENERAL PROXY INFORMATION

Solicitation of Proxies

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Corporation without special compensation. The cost of the solicitation will be borne directly by the Corporation. In some instances, the Corporation has distributed copies of this Circular and other related materials to clearing agencies, securities dealers, banks and trust companies, or their nominees (collectively "Intermediaries", and each an "Intermediary") for onward distribution to shareholders whose common shares are held by or in the custody of those Intermediaries ("Non-registered Shareholders"). The Intermediaries are required to forward the Meeting materials to Non-registered Shareholders.

Voting of Proxies

Non-Registered Shareholders

If your common shares are held in a brokerage account or otherwise through an intermediary you are a non-registered or beneficial shareholder and a Voting Instruction Form was mailed to you with this package. The Voting Instruction Form contains instructions on how to vote your common shares.

Registered Shareholders

If your common shares are held in your own name you are a registered shareholder and are requested to complete, sign, date and return the accompanying form of proxy for use at the Meeting or any adjournment(s) or postponement(s) thereof, whether or not they are able to attend personally. Submit your proxy in sufficient time to ensure your votes are received by the offices of COMPUTERSHARE TRUST COMPANY OF CANADA ATTENTION: PROXY DEPARTMENT, 9THFLOOR, 100 UNIVERSITY AVENUE, TORONTO ONTARIO M5J 2Y1, OR BY FAX TO 1-866-249-7775/416-263-9524TO ARRIVE NO LATER THAN 9:00 A.M. (TORONTO TIME) ON OCTOBER 22, 2010, OR NOT LATER THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND STATUTORY HOLIDAYS IN THE CITY OF TORONTO) PRIOR TO THE TIME SET FOR THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, PROVIDED HOWEVER, THAT THE CHAIRMAN OF THE MEETING MAY, IN HIS SOLE DISCRETION, ACCEPT PROXIES DELIVERED TO HIM UP TO THE TIME WHEN ANY VOTE IS TAKEN AT THE MEETING OR ANY ADJOURNMENT THEREOF, OR IN ACCORDANCE WITH ANY OTHER MANNER PERMITTED BY LAW.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation.

A registered shareholder desiring to appoint some other person, who need not be a shareholder, to represent him or her at the Meeting, may do so by inserting such person's name in the blank space provided in the enclosed proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy in the manner described above.

A non-registered shareholder desiring to appoint some other person, who need not be a shareholder, to represent him or her at the Meeting, may do so by following the instructions on the Voting Instruction Form.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder's attorney duly authorized in writing or, if the shareholder is a body corporate, under its corporate seal, or by a duly authorized officer or attorney and deposited either with Computershare Trust Company of Canada, Attention: Proxy Department, 9thFloor, 100 University Avenue, Toronto, ON M5J 2Y1 so that it arrives at any time up to and including the last Business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law. Such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

Exercise of Vote by Proxy

The common shares of the Corporation represented by properly executed proxies will be voted for or against any matter to be acted upon where such shareholder specifies a choice for such matter. In respect of proxies in favour of management proxyholders in which shareholders have failed to specify the manner of voting, the shares represented by such proxies will be voted as follows: (i) FOR the Share Consolidation Resolution; and (ii) FOR the Option Plan Resolution.

The form of proxy also confers discretionary authority upon the management proxyholders in respect of amendments or variations to matters identified in the notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. Management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the notice calling the Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of management proxyholders will be voted on such amendments, variations or other matters in accordance with the best judgment of the proxyholder.

Quorum and Record Date

The presence of at least one person holding or representing by proxy not less than 15% of the total number of the issued shares of the Corporation entitled to vote at the Meeting is required to constitute a quorum at the Meeting. The Board has fixed the close of business on September 20, 2010 as the Record Date, being the date for the determination of the shareholders entitled to receive notice of and to vote at the Meeting.

Voting Shares and Principal Holders Thereof

As of the date of this Circular, the common shares of Points are the only outstanding voting securities. The holders of the common shares are entitled to vote on all matters brought before a meeting of the shareholders together as a single class, except in respect of matters where (i) only the holders of shares of one class or a series of shares are entitled to vote separately pursuant to applicable law or (ii) the Articles of the Corporation otherwise specify. The holders of common shares are entitled to cast one vote per share. As at the date of this Circular, there were 149,826,945 common shares outstanding. Generally, all matters to be voted on by shareholders must be approved by a simple majority of the votes cast in respect of the common shares held by persons present in person or by proxy, voting together as a single class. The Share Consolidation Resolution must be approved by not less than 66.6% of the votes cast in respect of the common shares held by persons present in person or by proxy, voting together as a single class.

As at the date of this Circular, to the knowledge of the Corporation, its directors or officers, no person owns beneficially, directly or indirectly, or exercises control or direction over, in excess of 10% of any class of voting securities of the Corporation.

ADDITIONAL INFORMATION

The Corporation's financial information is contained in its comparative financial statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2009. Additional information about the Corporation is available on SEDAR at www.sedar.com and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Upon request made to the Secretary of the Corporation at 171 John Street, 5th Floor, Toronto, Ontario M5T 1X3, the Corporation will provide to any person, and in the case of a security holder of the Corporation without charge, one copy of: (i) the Corporation's most recent Annual Information Form filed with securities commissions or similar regulatory authorities in Canada, together with the pertinent pages of any document incorporated by reference therein; (ii) the Corporation's most recently filed comparative annual financial statements, together with the report of the Corporation's auditors thereon, and any interim financial statements filed for any period after the end of its most recently completed financial year; and (iii) the Corporation's Management Information Circular for its most recent annual meeting of shareholders at which directors were elected.

BOARD APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular have been approved by the Board for mailing to the shareholders entitled to receive notice of the Meeting, to each director of the Corporation and to Deloitte & Touche LLP, the auditors of the Corporation.

          DATED at Toronto, Ontario, this 24th day of August, 2010.

By Order of the Board of Directors

Rob MacLean
Chief Executive Officer

SCHEDULE A

SPECIAL RESOLUTION APPROVING THE CONSOLIDATION OF THE ISSUED AND OUTSTANDING COMMON SHARES OF THE CORPORATION

IT BEING RESOLVED THAT:

1.      the Corporation is hereby authorized to amend its articles of continuance to provide that:

a.

the authorized capital of the Corporation is altered by consolidating all of the issued and outstanding common shares of the Corporation without par value on the basis of a consolidation ratio to be selected by the Corporation's board of directors, in its sole discretion, provided that (i) the ratio may be no smaller than one post-consolidation share for every 8 pre-consolidation shares and no larger than one post-consolidation share for every 12 pre-consolidation shares, and (ii) the number of pre-consolidation shares in the ratio must be a whole number of common shares;

b.

in the event that the consolidation would otherwise result in the issuance of a fractional share, no fractional share shall be issued and such fraction will be rounded down to the nearest whole number; and

c.

the effective date of such consolidation shall be the date shown in the certificate of amendment issued by the Director appointed under the Canada Business Corporations Act (the "CBCA") or such other date indicated in the articles of amendment provided that, in any event, such date shall be on any date prior to October 26, 2011;

2.      any officer or director of the Corporation is hereby authorized for and on behalf of the Corporation to execute, deliver and file all such documents, whether under the corporate seal of the Corporation or otherwise, and to do all such acts or things as may be necessary or desirable to give effect to the foregoing special resolution, including, without limitation, the determination of the effective date of the consolidation and the delivery of articles of amendment in the prescribed form to the Director appointed under the CBCA, the execution, delivery or filing of any such document or the doing of any such act or thing being conclusive evidence of such determination; and

3.      notwithstanding the foregoing, the directors of the Corporation are hereby authorized, without further approval of or notice to the shareholders of the Corporation, to revoke this special resolution at any time before a certificate of amendment is issued by the Director appointed under the CBCA.

SCHEDULE B

RESOLUTION APPROVING THE INCREASE IN THE NUMBER OF COMMON SHARES ISSUABLE UNDER THE CORPORATION'S INCENTIVE STOCK OPTION PLAN

IT BEING RESOLVED THAT:

1.      the Corporation is hereby authorized to amend its incentive stock option plan (the "Option Plan") to increase the maximum number of common shares reserved for issuance upon the exercise of options under the Option Plan from 18,000,000 to 22,500,000 common shares on any date prior to October 26, 2011;

2.      any officer or director of the Corporation is hereby, authorized for and on behalf of the Corporation to execute, deliver and file all such documents, whether under the corporate seal of the Corporation or otherwise, and to do all such acts or things as may be necessary or desirable to give effect to the foregoing resolution, the execution, delivery or filing of any such document or the doing of any such act or thing being conclusive evidence of such determination; and

3.      notwithstanding the foregoing, the directors of the Corporation are hereby authorized, without further approval of or notice to the shareholders of the Corporation, to revoke this resolution at any time before an amendment to the Option Plan to increase the maximum number of common shares reserved for issuance is implemented by the Corporation.